June 22, 2023

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549
Attn: Arzhang Navai and Suzanne Hayes

Re:	Apogee Therapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 5, 2023 CIK No. 0001974640

Ladies and Gentlemen:

On behalf of Apogee Therapeutics, Inc. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated June 16, 2023 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), confidentially submitted on June 5, 2023. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses correspond to the page numbers of the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed today.

Prospectus Summary, page 1

1.	Stating, implying or predicting that your product candidates are safe, effective or will be approved is not appropriate. Only the FDA or equivalent foreign government entity have the authority to determine that a product candidate is safe and/or effective. Please delete your statements that APG777 and APG808 have "the potential for significantly improved dosing over standard of care," as they inappropriately assume the product candidates are effective.

In response to the Staff’s comment, the Company has deleted such statements on pages 3, 77, 88, 91, 100, 105 and 107 of the Registration Statement.

U.S. Securities and Exchange Commission

June 22, 2023

2.	We note your response to comment 5 and continue to object to the predicted timing of your Phase 2 trials in instances when your Phase 1 trials have not yet begun. These predictions make assumptions about the INDs related to your Phase 1 and 2 trials, the results of your Phase 1 trials, enrollment in your Phase 1 trials and potential delays, or lack of delays in clinical trials. Given the assumptions inherent in these predictions, we continue to object to the predicted timing of your Phase 2 trials. Please revise your disclosure and pipeline table accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 74, 78, 81, 82, 93, 94 and 104 of the Registration Statement and revised its pipeline table on pages 3 and 77 to remove the references to predicted timing of its Phase 2 trials.

Our Pipeline, page 3

3.	Please revise your pipeline table to use the column heading "preclinical," rather than "IND-Enabling." Preclinical is a term the FDA uses in discussing the phases of drug development. Additionally, while all IND-Enabling studies are preclinical, not all preclinical trials are sufficient to be considered IND-Enabling.

In response to the Staff’s comment, the Company has revised its pipeline table on pages 3 and 77 of the Registration Statement to use the column heading “preclinical,” rather than “IND-Enabling.”

4.	We note that your pipeline table has been amended to extend the blue area across the entire preclinical column for the indications related to atopic dermatitis and asthma. Please confirm that all preclinical trials in this area have been completed.

In response to the Staff’s comment, the Company confirms that all preclinical trials in this area have been completed.

Cell Line License Agreement – WuXi Biologics (Hong Kong) Limited, page 110

5.	Please revise your disclosure to quantify the low six figure license fee.

In response to the Staff’s comment, the Company has revised its disclosure on pages 114 and F-43 of the Registration Statement to quantify the license fee amount.

Reorganization

The Company advises the Staff that, as further described in the Registration Statement, Apogee Therapeutics, Inc., the registrant whose name appears on the cover page of the Registration Statement and the issuer in the proposed offering, was incorporated as a Delaware corporation on June 9, 2023 in connection with the offering to serve as a holding company that will wholly own Apogee Therapeutics, LLC and, indirectly, its subsidiary, upon the completion of the Reorganization. The business described in the Registration Statement has been conducted by Apogee Therapeutics, LLC and its subsidiary. Prior to the consummation of the Reorganization described in the Registration Statement and the proposed offering, Apogee Therapeutics, Inc. did not conduct any activities other than those incidental to its formation and the preparation of the prospectus and Registration Statement. In connection with the proposed offering, the members of Apogee Therapeutics, LLC will contribute their units in Apogee Therapeutics, LLC to Apogee Therapeutics, Inc. in exchange for shares of common stock or non-voting common stock of Apogee Therapeutics, Inc., and Apogee Therapeutics, LLC will become a wholly-owned subsidiary of Apogee Therapeutics, Inc.

U.S. Securities and Exchange Commission

June 22, 2023

The Company further advises the Staff that the financial statements of Apogee Therapeutics, Inc. have been omitted from the Registration Statement pursuant to Section 1160 of the SEC’s Division of Corporate Finance Financial Reporting Manual (the “FRM”) because Apogee Therapeutics, Inc. is a “business combination related shell company” as defined in Rule 405 (“Rule 405”) under the Securities Act of 1933, as amended (the “Securities Act”) because it has no or nominal assets and was established solely for the purpose of effecting the Reorganization involving an entity (Apogee Therapeutics, LLC) that is not a shell company. The Company has included disclosure on page 46 of the Registration Statement to state that Apogee Therapeutics, Inc. has no or nominal assets and liabilities, has no material contingent liabilities or commitments and has not commenced operations.

Following the consummation of the Reorganization, the Company will present consolidated financial statements of Apogee Therapeutics, Inc. that reflects the common control transfer of Apogee Therapeutics, LLC and the related equity restructuring, in its future periodic reports and other filings as required by the rules and regulations of the SEC.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr

cc:	Michael Henderson, M.D., Apogee Therapeutics, LLC

Jane Pritchett Henderson, Apogee Therapeutics, LLC

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Melanie E. Neary, Gibson, Dunn & Crutcher LLP
Divakar Gupta, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP

Darah Protas, Cooley LLP

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